Exhibit 99.4

For immediate release

This news release contains forward-looking statements. For a description of related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” and the other relevant sections of this news release.

BCE reports third quarter 2020 results

●	Sequential quarterly improvement at all Bell operating segments as COVID recovery continues; BCE revenue down 2.6% and adjusted EBITDA down 4.4% year over year
●	Strong financial position maintained with $5.2 billion of available liquidity at end of Q3
●	Cash flows from operating activities of $2,110 million and free cash flow of $1,034 million contributed to 4.4% growth in YTD cash flows from operating activities and 13.7% higher free cash flow
●	128,168 total wireless postpaid and prepaid net customer additions
●	Leading wireline broadband subscriber results with 81,696 net retail Internet and IPTV customer additions; 10% Internet revenue growth
●

Building the best networks: fibre program 56% complete; rural Wireless Home Internet buildout approaching half of planned footprint; Canada’s fastest national 5G network continues to expand to new centres

●	Net earnings of $740 million with net earnings attributable to common shareholders of $692 million, or $0.77 per common share; adjusted net earnings of $712 million generated adjusted EPS of $0.79
●	Common share dividend of $0.8325 declared for Q4, up 5% over last year

MONTRÉAL, November 5, 2020 – BCE Inc. (TSX, NYSE: BCE) today reported results for the third quarter (Q3) of 2020.

“With a steadfast focus on our long-term strategy throughout the challenges of 2020, the Bell team continues to deliver the benefits of next-generation network and service investment to our shareholders, customers and communities. In Q3, Bell’s innovation leadership drove operational and financial momentum across our business segments, while our infrastructure, technology and community investments supported Canada’s COVID response and ongoing recovery,” said Mirko Bibic, President and Chief Executive Officer of BCE and Bell Canada. “Diligent execution by the Bell team in an improving economy, which included the re-opening of retail sales and service for wireless, Internet and TV and the return of live sports programming supporting advertising growth, resulted in significantly improved financial performance and broadband customer additions compared to Q2, with Bell welcoming 210,000 net new retail Internet, IPTV and wireless customers.”

“Enabled by the enduring strength of BCE’s financial position and continued free cash flow generation, Bell is keeping Canadians connected and informed while also building a solid foundation for the long term,” said Mr. Bibic. “Our industry-leading investments in network quality and capacity continue to reinforce Canada’s COVID response, and we’re expanding the country’s fastest mobile 5G network and advanced broadband Internet services for rural and urban Canadians alike. Throughout the challenges of the year, Bell continued to champion customer experience, introducing the dedicated Move Valet service, full residential self-install

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options and Bell Virtual Office solutions for business customers refining their remote work operations, while also enhancing digital customer service and online sales options.”

KEY BUSINESS DEVELOPMENTS

New BCE Director; Bell executive team update

BCE welcomes Louis P. Pagnutti to the Board of Directors. Formerly Chair and CEO of EY Canada, Mr. Pagnutti also served as Global Managing Partner responsible for EY’s international business strategy, including technology, finance, risk management, legal, shared services and procurement. Bell Group President Wade Oosterman will assume operational leadership of Bell Media in addition to his media strategy role following the departure of Bell Media President Randy Lennox on January 4, 2021. As Mr. Oosterman focuses fully on Bell Media, his position as Bell’s Chief Brand Officer will transition to Devorah Lithwick, Senior Vice President, Brand.

Advancing opportunities for racialized Canadians

Building on the launch of the $5 million Bell Let’s Talk Diversity Fund, Bell announced further action to accelerate diversity and inclusion on our team, in our industry and across corporate Canada, including the new Onyx Initiative that brings together major companies and academic institutions to support professional development and recruiting opportunities for Black post-secondary students and new grads. Bell has also partnered with the Black Professionals in Tech Network to drive progress in Canadian telecom and tech, and with BIPOC TV & Film to launch the new HireBIPOC online portal connecting racialized creators and crew with production and employment opportunities in Canadian media.

Best networks: fastest 5G, broadband WHI for rural Atlantic Canada

Bell has delivered Canada’s fastest national 5G network and the largest selection of 5G smartphones, including Samsung’s exclusive full 5G lineup, the Apple iPhone 12 series and Google Pixel 5. We continue to lead the way in bringing broadband connections to rural Canada with Bell Wireless Home Internet (WHI), expanding service to small communities in all Atlantic provinces, delivering 50/10 Internet access speeds to most customers, and approaching 50% of our overall WHI build plan across 7 provinces.

Move Valet, BBM’s Virtual Office enhance customer experience

Bell introduced new programs to champion customer experience for both consumer and business customers. Featuring dedicated customer care specialists available 7 days a week, Move Valet makes it even easier for customers in Ontario and Québec to transfer their residential Internet, TV and Home Phone services when they move. In response to challenges faced by major business customers building remote work environments during COVID-19, Bell Business Markets (BBM) introduced Virtual Office, a new suite of integrated remote work solutions enabling businesses to optimize costs, enhance productivity and grow employee engagement. Alongside the closing of Bell’s sale of data centre facilities to global data infrastructure leader Equinix, BBM becomes the first Equinix Platinum Partner in Canada, offering enterprise customers advanced solutions to further their digital transformation goals in Canada and worldwide.

Québec content investment, new CTV digital platform

Bell Media launched Noovo, the singular Québec media brand combining the French-language V television network and Noovo.ca digital service. Bell Media also unveiled a new ad-supported CTV digital video platform offering access to live and on-demand programming from CTV and CTV2, CTV specialty channels and MTV across smartphones, smart TVs and other connected devices.

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Bell Let’s Talk Community Fund 2020

Bell Let’s Talk announced this year’s 118 Bell Let’s Talk Community Fund recipients to mark World Mental Health Day on October 10. The $2 million annual fund supports grassroots groups delivering innovative and localized mental health programs, and has distributed more than 750 grants in every region of the country since launching in 2011. To learn more about our Community Fund partners, including East Hants Family Resource Centre in Elmsdale, Nova Scotia, Maison RadoActif in Montréal, Compass Boussole Akii-Izhinoogan in Sudbury and Winnipeg’s Rainbow Resource Centre, please visit Bell Let’s Talk.

BCE Q3 RESULTS

Following BCE’s June 1, 2020 announcement that it had agreed to sell substantially all of its data centre operations, we have reclassified amounts related to the announced sale for the previous periods to discontinued operations in our consolidated income statements and consolidated statements of cash flows to make them consistent with the presentation for the current period.

Financial Highlights

($ millions except per share amounts) (unaudited)	Q3 2020	Q3 2019	% change
BCE

Operating revenues	5,787	5,940	(2.6%)

Net earnings	740	922	(19.7%)

Net earnings attributable to common shareholders	692	867	(20.2%)

Adjusted net earnings(1)(2)	712	812	(12.3%)

Adjusted EBITDA(3)	2,454	2,568	(4.4%)

Net earnings per common share (EPS)	0.77	0.96	(19.8%)

Adjusted EPS(1)(2)	0.79	0.91	(13.2%)

Cash flows from operating activities	2,110	2,258	(6.6%)

Capital expenditures	(1,031)	(1,009)	(2.2%)

Free cash flow(1)(4)	1,034	1,169	(11.5%)

“Despite the ongoing effects of the COVID crisis, all Bell operating segments delivered better performance trajectories and improved revenue and adjusted EBITDA results compared to Q2, contributing to Q3 free cash flow of over $1 billion and bringing total cash generation this year to more than $3.25 billion, 14% higher than in 2019,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada. “BCE’s outstanding liquidity position and well-structured balance sheet, including a fully funded pension plan, provides the financial strength and flexibility to support our substantial capital investments in network, service and content innovation while enabling ongoing dividend returns for BCE shareholders.”

●

BCE operating revenue decreased 2.6% to $5,787 million, compared to $5,940 million in Q3 2019, due to the ongoing impacts of COVID-19, particularly on media advertising demand, wireless roaming volumes, and reduced or delayed spending by business customers. This was comprised of 4.2% lower service revenue of $4,924 million, partly offset by an 8.0% increase in product revenue to $863 million. Representing a significant improvement in performance over Q2 2020, these results reflected the resumption in consumer and commercial activity with a gradual easing of COVID restrictions.

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●

Net earnings declined 19.7% to $740 million and net earnings attributable to common shareholders totalled $692 million, or $0.77 per share, down 20.2% and 19.8% respectively. The decreases were the result of lower adjusted EBITDA, higher other expense due mainly to net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation and higher depreciation and amortization.

●	Adjusted net earnings were $712 million, or $0.79 per common share, down 12.3% and 13.2% respectively, compared to $812 million, or $0.91 per common share, in Q3 2019.
●	Adjusted EBITDA decreased 4.4% to $2,454 million, reflecting declines of 4.4% at Bell Wireless, 1.6% at Bell Wireline and 21.2% at Bell Media.
●

Total BCE capital expenditures increased 2.2% to $1,031 million for a capital intensity(5) ratio of 17.8%, compared to 17.0% in Q3 last year. Capital spending in the quarter focused on continued expansion of our broadband fibre network, accelerated rollout of Wireless Home Internet to more rural locations, the ongoing deployment of our mobile 5G network, and increased investment in online fulfillment, customer self-serve and automation tools as well as improved app functionality.

●

BCE cash flows from operating activities decreased 6.6% to $2,110 million, from $2,258 million last year, reflecting lower adjusted EBITDA and higher income taxes paid (due to the deferral of corporate income tax installment payments from the first half of this year as a result of government COVID relief measures), partly offset by higher cash from working capital due to the timing of supplier payments.

●

Free cash flow was down 11.5% to $1,034 million in Q3, from $1,169 million last year, due to lower cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, as well as higher capital expenditures.

Q3 SUBSCRIBER HIGHLIGHTS

●

BCE reported 128,168 net new wireless customers (87,529 postpaid and 40,639 prepaid); 62,859 net new retail Internet customers; 18,837 net new IPTV customers; a net loss of 19,133 retail satellite TV customers; and a net loss of 49,792 retail residential NAS lines.

●

Total BCE wireless and retail Internet, TV and residential NAS connections(5) were 19,076,265 at the end of Q3, up 1.0% since Q3 2019. The total includes 10,140,427 wireless customers, up 3.1% (including 9,292,751 postpaid customers, an increase of 2.8%, and 847,676 prepaid customers, up 6.5%); 3,660,078 retail Internet subscribers, up 4.0%; 2,738,069 retail TV subscribers, down 1.2% (including 1,785,267 IPTV customers, an increase of 2.3%, and 952,802 retail satellite TV customers, down 7.2%); and 2,537,691 retail residential NAS lines, down 7.9%.

Q3 OPERATING RESULTS BY SEGMENT

Bell Wireless

●	Wireless operating revenue was essentially unchanged compared to Q3 2019, increasing 0.3% to $2,318 million as higher product revenue was offset by a year-over-year decline in service revenue.
●

Service revenue was down 4.3% to $1,575 million due mainly to lower roaming revenue with a decrease in travel during the COVID crisis, as well as reduced data overage from ongoing customer adoption of plans with higher data thresholds, including unlimited plans.

●

Product revenue was up 11.9% to $743 million, reflecting a sales mix shift to premium-value devices as well as stronger year-over-year consumer electronic sales at The Source, including increased online shopping.

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●	Consistent with the decline in high-margin service revenue, together with higher operating costs, wireless adjusted EBITDA was down 4.4% to $956 million.
●	Bell added 128,168 total net new postpaid and prepaid customers, compared to 204,067 in Q3 2019.
●

Postpaid net additions totalled 87,529, down from 127,172 in Q3 2019. Although retail traffic increased with the re-opening of stores and resumption of competitive promotional offers, the COVID situation continued to have an impact on overall market activity, including back-to-school sales. As a result, postpaid gross activations declined 12.5%, which was partly offset by an improvement in postpaid customer churn(5) to 1.04%.

●	Prepaid net additions were 40,639, compared to 76,895 in Q3 last year, reflecting a 15.4% decrease in gross activations; prepaid churn increased slightly to 3.98%.
●	Bell’s wireless customer base totalled 10,140,427 at the end of Q3, a 3.1% increase over last year, comprising 9,292,751 postpaid subscribers, up 2.8%, and 847,676 prepaid subscribers, up 6.5%.
●

Blended average billing per user (ABPU)(5) decreased 6.0% to $65.74, representing a sequential improvement compared to Q2 2020. This quarter’s result reflected lower roaming due to COVID travel restrictions, further data overage contraction and the dilutive impact of continued prepaid customer growth.

Bell Wireline

●	Total wireline operating revenue was down 0.8% in Q3 to $3,032 million.
●

Service revenue decreased 0.4% to $2,911 million, mainly the result of ongoing declines in legacy voice, data and satellite TV services; reduced sales of business service solutions in the current economic environment; and delays in implementing planned rate increases for certain residential services due to COVID-19. This was largely offset by strong combined Internet and IPTV revenue growth, driven by retail subscriber base expansion and flow-through of pricing changes over the past year.

●

Product revenue was down 10.4% to $121 million due to a decline in data equipment sales to enterprise business customers mainly as a result of reductions or delays in business customer spending because of COVID-19.

●

Wireline adjusted EBITDA decreased 1.6% in Q3 to $1,320 million, a significant sequential quarterly improvement over Q2 2020. Total operating costs were stable year over year, reflecting reduced commercial activity and discretionary cost savings achieved because of COVID-19.

●

Bell added 62,859 net retail Internet customers, 8.1% more than in Q3 2019. The increase was driven by higher retail residential net additions, reflecting the ongoing expansion of Bell’s all-fibre and Wireless Home Internet footprints, as well as fewer customer deactivations during COVID-19. Retail Internet customers totalled 3,660,078 at the end of Q3, up 4.0% over last year.

●

Bell added 18,837 net retail IPTV subscribers, down from 31,746 in Q3 2019, due to reduced sales activity during COVID-19, increasing market maturity for Fibe TV and Alt TV, and continued over-the-top substitution. This was partly offset by improved customer churn and subscriber activations from the Virgin TV service launched in July. Bell served 1,785,267 retail IPTV subscribers at the end of Q3, up 2.3% over last year.

●

Retail satellite TV net customer losses improved 28.9% to 19,133 due to fewer customer deactivations during COVID-19. At the end of Q3, Bell had a combined total of 2,738,069 retail IPTV and satellite TV subscribers, down 1.2% from Q3 2019.

●

Retail residential NAS net losses improved 24.2% to 49,792 due to decreased customer deactivations during COVID-19. Bell’s retail residential NAS customer base totalled 2,537,691 at the end of Q3, a 7.9% decline from last year.

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Bell Media

●	Media operating revenue decreased 16.4% to $628 million due to lower year-over-year advertising and subscriber revenues.
●

Advertising demand improved over Q2 across TV, radio, out of home and digital media platforms with the resumption of live sports and gradual reopening of the economy, but was down significantly compared to Q3 2019 as advertisers reduced or delayed spending due to COVID-19.

●	TSN was again ranked Canada’s #1 sports channel in the 2019/2020 broadcast year and RDS has 32% higher viewership than its largest French-language competitor in 2020.
●	Crave delivered a 3% year-over-year increase in total subscribers.
●	Subscriber revenue was down compared to Q3 2019 due mainly to the timing of certain contract renewals with Canadian TV distributors.
●

Adjusted EBITDA decreased 21.2% to $178 million due to the flow-through impact of lower revenue. This was partly offset by a 14.3% reduction in operating costs, driven by TV production shutdowns and delays due to COVID-19 and the elimination of discretionary costs.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.8325 per common share, payable on January 15, 2021 to shareholders of record at the close of business on December 15, 2020.

FINANCIAL OUTLOOK

The recent resurgence in new COVID-19 cases has caused certain provincial governments to re-introduce some restrictive measures including mandatory closures of certain types of businesses and additional restrictions on social gatherings. Due to uncertainties relating to the severity and duration of the COVID-19 pandemic, including the current resurgence and possible future resurgences in the number of COVID-19 cases, and various potential outcomes, we are not able at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Our business and financial results could continue to be significantly and negatively impacted in future periods. The extent to which COVID-19 will continue to adversely impact us will depend on future developments that are unknown and cannot be predicted, as well as new information which may emerge concerning the severity, duration and resurgences of the COVID-19 pandemic and the actions required to contain the coronavirus or remedy its impacts, among others. Given this unprecedented and highly uncertain environment, BCE withdrew on May 6, 2020 all of its 2020 financial guidance it announced on February 6, 2020.

BCE’s underlying business fundamentals remain strong. Our strong liquidity position, underpinned by a healthy balance sheet, substantial free cash flow generation and access to the debt and bank capital markets, is expected to provide significant financial flexibility to execute on our planned capital expenditures and sustain BCE’s common share dividend payments for the foreseeable future.

See BCE’s Q3 2020 MD&A for more information on the historical and future potential impacts of COVID-19 on our business, financial condition, liquidity and financial results, including, without limitation, the introduction to section 1, Overview, section 1.3, Assumptions, section 4.7, Liquidity and section 7, Business risks.

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CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q3 2020 results on Thursday, November 5 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-806-5484 or 416-340-2217 and enter passcode 1707045#. A replay will be available until midnight on December 5, 2020 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 3288331#.

A live audio webcast of the conference call will be available on BCE’s website at BCE Q3-2020 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1) In Q2 2020, we updated our definitions of adjusted net earnings, adjusted EPS and free cash flow to exclude the impacts of discontinued operations as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. As a result of this change, prior periods have been restated for comparative purposes.

(2) The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

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($ millions except per share amounts)

	Q3 2020		Q3 2019

	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	692	0.77	867	0.96

Severance, acquisition and other costs	19	0.02	17	0.02

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	10	0.01	(64)	(0.07)

Net (gains) losses on investments	(22)	(0.02)	-	-

Early debt redemption costs	16	0.02	-	-

Impairment of assets	3	-	-	-

Net earnings from discontinued operations	(6)	(0.01)	(8)	-

Adjusted net earnings	712	0.79	812	0.91

(3) The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s Q3 2020 consolidated Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

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($ millions)

	Q3 2020	Q3 2019
Net earnings	740	922

Severance, acquisition and other costs	26	23
Depreciation	876	852
Amortization	232	225
Finance costs
Interest expense	279	280
Interest on post-employment benefit obligations	12	16
Impairment of assets	4	1
Other expense (income)	29	(62)
Income taxes	262	319

Net earnings from discontinued operations	(6)	(8)

Adjusted EBITDA	2,454	2,568

BCE operating revenues	5,787	5,940

Adjusted EBITDA margin	42.4%	43.2%

(4) The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q3 2020	Q3 2019
Cash flows from operating activities	2,110	2,258

Capital expenditures	(1,031)	(1,009)

Cash dividends paid on preferred shares	(32)	(47)

Cash dividends paid by subsidiaries to NCI	(11)	(12)

Acquisition and other costs paid	13	3

Cash from discontinued operations (included in cash flows from operating activities)	(15)	(24)

Free cash flow	1,034	1,169

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(5) We use ABPU, churn, capital intensity and subscriber units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to the potential impacts on our business, financial condition, liquidity and financial results of the COVID-19 pandemic, the expectation that BCE’s liquidity position will provide the necessary financial strength and flexibility to support its capital investments and sustain its dividend payments, our network deployment and capital investment plans, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 5, 2020 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after November 5, 2020. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

The forward-looking statements set out in this news release are based on certain assumptions including, without limitation, the following assumptions. Due to uncertainties relating to the severity and duration of the COVID-19 pandemic, including the current resurgence and possible future resurgences in the number of COVID-19 cases, and various potential outcomes, we are not able at this time to estimate the impacts of the COVID-19 pandemic on our business or future financial results and related assumptions. Accordingly, the assumptions outlined in this news release and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

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●

Our liquidity from our cash and cash equivalents balance, the remaining capacity under our committed credit facilities, our cash flows from operations, continued access to the public capital, bank credit and commercial paper markets based on investment-grade credit ratings, and continued access to our securitized trade receivables programs, will be sufficient to meet our cash requirements for the foreseeable future

●	No material financial, operational or competitive consequences of changes in regulations affecting any of our business segments

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements include, without limitation: pandemics, epidemics and other public health risks including, in particular, the COVID-19 pandemic, and the uncertainty of its severity and duration, including resurgences in the number of cases and the re-introduction of emergency measures, and the adverse effects thereof; our inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements; our failure to maintain operational networks in the context of significant increases in capacity demands; the risk that we may need to make significant capital expenditures in order to provide additional capacity and reduce network congestion, and implement additional sanitation and safety procedures as a result of the COVID-19 pandemic; our inability to drive a positive customer experience; labour disruptions and shortages; our dependence on third-party suppliers, outsourcers and consultants to operate our business; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; pension obligation volatility and increased contributions to post-employment benefit plans; regulatory initiatives, proceedings and decisions, and government consultations, positions, actions and measures that affect us and influence our business; the intensity of competitive activity, including from new and emerging competitors, coupled with the launch of new products and services; the level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments; the adverse effect of changing viewer habits and the expansion of OTT TV on subscriber and viewer growth and on the advertising market; rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content, and challenges in our ability to acquire or develop key content; the proliferation of content piracy impacting our ability to monetize products and services, as well as creating bandwidth pressure; higher Canadian smartphone penetration and increased device costs could challenge subscriber growth and cost of acquisition and retention; the inability to protect our physical and non-physical assets from events such as information security attacks, fire and natural disasters; the failure to transform our operations, enabling a truly customer-centric service experience, while lowering our cost structure; the failure to continue investment in next-generation capabilities; the complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings; the failure to implement or maintain highly effective IT systems; the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions; our failure to test, maintain, replace or upgrade our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment; changes to our base of suppliers or outsourcers that we may decide on or be required to implement; the failure of our vendor selection, governance and oversight processes; security and data leakage exposure if

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security control protocols affecting our suppliers are bypassed; the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards; the inability to manage various credit, liquidity and market risks; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; the unfavourable resolution of legal proceedings and, in particular, class actions; new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations; the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters; and health concerns about radiofrequency emissions from wireless communication devices and equipment.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2020 Third Quarter MD&A dated November 4, 2020 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). This document is also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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